LION ELECTRIC

TMX TSX Trust

Appointment of a proxy holder

I/We, being holder(s) of Common Shares of The Lion Electric Company (the "Corporation"), hereby appoint Marc Bedard, director, CEO—Founder of the Corporation or failing him François Duquette, the Chief Legal Officer and Corporate Secretary of the Corporation, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as recommended by management of the Corporation) on all the following matters and any other matter that may properly be brought before the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held virtually via live webcast at https://web.lumiagm.com/442208210 on Friday, May 6, 2022, at 11:00 a.m. (Eastern Time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. To participate, interact, ask questions or vote at the Meeting, registered shareholders and duly appointed proxyholders will need a Control Number (see Control Number set forth on this Proxy for registered shareholders) and the following password: "lion2022" (case sensitive). If you appoint a proxyholder other than the proxyholders listed above, YOU MUST return your proxy by mail, email or Internet to TSX Trust and YOU MUST ALSO either complete the online form at https://www.tsxtrust.com/control-number-request or call TSX Trust at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 235-5754 (other countries) by 11:00 a.m. (Eastern Time) on May 4, 2022, to properly register your proxyholder, so that TSX Trust may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth on this Proxy. Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest. Guests will not be able to submit questions, vote or otherwise participate at the Meeting.

Management recommends voting FOR the following resolutions. Please use a black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
1. Sheila C. Bair	☐	☐	5. Pierre-Olivier Perras	☐	☐
2. Marc Bedard	☐	☐	6. Michel Ringuet	☐	☐
3. Pierre Larochelle	☐	☐	7. Lorenzo Roccia	☐	☐
4. Ann L. Payne	☐	☐	8. Pierre Wilkie	☐	☐

2. Appointment of Auditors

	FOR	WITHHOLD
To appoint Raymond Chabot Grant Thornton LLP as Auditors of the Corporation	☐	☐

Under Canadian securities legislation, you are entitled to receive certain investor documents. If you wish to receive such documents, please check the applicable boxes below. You may also go to the TSX Trust Company website https://ca.astfinancial.com/financialstatements and input code 7698.

☐ I would like to receive quarterly financial statements ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated for any particular item specified above, the shares represented by this proxy will be voted FOR such item or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature ____________________ Date __________

Please sign exactly as your name(s) appears on this proxy. Please see reverse for instructions. All proxies must be received by no later than 11:00 a.m. (Eastern Time) on Wednesday, May 4, 2022.

Proxy Form – Annual Meeting of Shareholders of The Lion Electric Company to be held on May 6, 2022 (the “Meeting”) NOTES 1. This proxy must be signed by the holder of the shares represented by this proxy or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in such case you may receive more than one proxy package and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or voting instructions form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security. 5. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation. A person appointed as proxyholder must attend the Meeting online to vote. 6. If you wish to appoint a person other than any of the persons designated in this form of proxy as to attend and act for you and on your behalf at the Meeting, you MUST go to www.tsxtrust.com/vote-proxy and appoint that proxyholder AND register that proxyholder with TSX Trust Company by calling 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries), or complete the online form at https://www.tsxtrust.com/control-number-request, by no later than 11:00 a.m. (Eastern Time) on May 4, 2022, or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on your form of proxy. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy so that TSX Trust Company may provide your proxyholder with a control number via email. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote or ask questions at the meeting and, consequently, would result in your proxyholder only being able to attend the meeting online as a guest. All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of the Corporation’s management. All proxies must be received by 11:00 a.m. (Eastern Time) on Wednesday, May 4, 2022. How to Vote VOTE USING THE TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK! INTERNET Go to www.tsxtrust.com/vote-proxy  Cast your vote online  View Meeting documents  TÉLÉPHONE Use any touch-tone phone, call toll free in Canada and the United States 1-888-489-7352 and follow the voice instructions. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, DO NOT return this proxy. To vote using your smartphone, please scan this QR Code: MAIL or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively scan and email to proxyvote@tmx.com. An undated proxy is deemed to be dated on the day it was mailed by management to you.